Exhibit 12.1

MBIA Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(dollars in millions)

(Unaudited)

	Years Ended December 31,					Six Months Ended June 30, 2016
	2011	2012	2013	2014	2015
Earnings
Income (loss) before income taxes	$(2,239)	$1,598	$416	$641	$289	$(156)
Add – Fixed charges – see below	363	340	282	250	239	116

Adjusted income (loss) before income taxes	$(1,876)	$1,938	$698	$891	$528	$(40)

Fixed Charges
Interest Expense	$362	$339	$281	$249	$238	$115
Portion of rentals deemed to be interest	1	1	1	1	1	1

Total Fixed Charges	$363	$340	$282	$250	$239	$116

Ratio of earnings to fixed charges[1]
Ratio[2]	n/m	5.70	2.48	3.57	2.21	n/m
Coverage deficiency[3]	$(2,239)	$—	$—	$—	$—	$(156)

[1]	Since MBIA Inc. has not issued preferred stock, there is no difference between the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends.
[2]	Ratios of less than one-to-one are presented as “n/m” or not meaningful.
[3]	Represents additional earnings that would be necessary to result in a one-to-one ratio.